UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P

(CUSIP Number)

Sylvain Tongas L’Air Liquide S.A. 75, Quai d’Orsay 75321 Paris France +33 1 40 62 53 36	Jeffrey E. Cohen Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 (212) 626-4936

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	1.1.1.1. Name of reporting person 1.1.1.2. Air Liquide Investissements d’Avenir et de Démonstration
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,971,890
	8	Shared voting power None
	9	Sole dispositive power 10,971,890
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,971,890
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 9.4% (1)
14	Type of reporting person CO

(1)	Calculated based on 106,340,501 shares of the Common Stock, par value $.01 per share, of Plug Power Inc. outstanding as of March 11, 2014, as reported in Plug Power Inc.’s prospectus supplement on Form 424 filed on March 6, 2014.

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1	1.1.1.1. Name of reporting person 1.1.1.2. L’Air Liquide S.A.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,971,890
	8	Shared voting power None
	9	Sole dispositive power 10,971,890
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,971,890
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 9.4% (2)
14	Type of reporting person CO

(2)	Calculated based on 106,340,501 shares of the Common Stock, par value $.01 per share, of Plug Power Inc. outstanding as of March 11, 2014, as reported in Plug Power Inc.’s prospectus supplement on Form 424 filed on March 6, 2014.

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Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Plug Power Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is at 968 Albany Shaker Road, Latham, New York 12110.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed by Air Liquide Investissements d’Avenir et de Démonstration (“ALIAD”). On May 16, 2013, ALIAD acquired 10,431 shares of the Issuer’s convertible Series C Preferred Stock. Such shares are convertible, beginning on the first anniversary of the date of purchase, into 10,971,890 shares of the Common Stock of the Issuer, as described more fully in Item 5 below.

ALIAD is a corporation incorporated under the laws of France, having its registered office at 6, rue Cognacq-Jay 75007 Paris, France and its principal office at 104, rue du Faubourg Saint-Antoine 75012 Paris, France. ALIAD’s principal business is to develop, market and operate products or services in the field of innovating technologies (with a focus on renewable energies, biotechnologies and technologies of the environment), and to invest in businesses or undertakings having such activities. The directors and executive officers of ALIAD and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below. Unless otherwise indicated, the business address of each director and executive officer is L’Air Liquide SA, 75, quai d’Orsay 75007 Paris, France.

Name	Position	Principal occupation

François DARCHIS,	Chairman of the Board	Senior Vice-President, L’Air Liquide SA.

Pierre-Etienne FRANC	Chief Executive Officer and Board member	Vice-President, Advanced Business and Technologies, L’Air Liquide SA.

Olivier DELABROY	Board member	Vice-President, R&D Group, L’Air Liquide SA.

Diana SCHILLAG	Board member	Vice-President, Healthcare world business line (Air Liquide Santé International - Business address: 28 rue d’Arcueil, Gentilly 94250, France).

Yves BATAILLON-DEBES	Board member	Head of the Corporate Finance department, L’Air Liquide SA.

Aliette QUINT	Board member	Deputy manager of the European and International Affairs department, L’Air Liquide SA.

Lars STRANDBERG	Board member	Manager of the Nordic Countries subsidiaries (Air Liquide Danmark A/S - Business address: Hoje Tastrupvej 42, Tastrup, 2630 Denmark).

During the last five years, none of ALIAD or (to the knowledge of ALIAD) the directors or executive officers of ALIAD (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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This statement on Schedule 13D is also filed by L’Air Liquide S.A., a corporation incorporated under the laws of France, having its principal office at 75, Quai d’Orsay, 75321 Paris, France. L’Air Liquide S.A. is the beneficial owner of all of the outstanding shares of capital stock of ALIAD and, accordingly, may be considered the beneficial owner of the convertible Series C Preferred Stock acquired by ALIAD. L’Air Liquide S.A.‘s principal business is the holding of companies active in the provision of industrial and medical gases and related technologies and services. The directors and executive officers of L’Air Liquide S.A. and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below. Unless otherwise indicated, the business address of each director and executive officer is 75, quai d’Orsay 75007 Paris, France.

Name	Position	Principal occupation (other than within L’Air Liquide SA)

Benoît POTIER,	Chairman of the Board and Chief Executive Officer	(/)

Pierre DUFOUR	Senior Executive Vice-President, member of the Board	(/)

Thierry DESMAREST	member of the Board	Honorary Chairman and member of the Board of Directors of Total S.A. - Business address: Total SA, Tour Coupole - 2, place Jean Millier - 92078 Paris La Défense Cedex – France.

Gérard de la MARTINIERE	member of the Board	Member of the Board of Directors and chairman of the audit committee of Schneider Electric SA.

Cornelis VAN LEDE	member of the Board	Member of the Board of Directors at Air France-KLM - Business address: Jolienpad 1 0A – 1081 KC Amsterdam – The Netherlands.

Béatrice MAJNONI D’INTIGNANO	member of the Board	Professor Emeritus, University Paris Est – Créteil - France.

Thierry PEUGEOT		Chairman of the Supervisory Board of Peugeot SA - Business address: Peugeot SA, 75 avenue de la Grande Armée 75116 Paris – France.

Paul SKINNER	member of the Board	Group Managing Director Royal Dutch/Shell (retired), Chairman of Rio Tinto plc (retired) - Business address: PO Box 65129, London SW1P 9LY – United Kingdom.

Karen KATEN	member of the Board	Senior Advisor, Essex Woodlands Health Ventures – Business address: 280 Park Avenue, 27th Floor East – New York, NY 10017 – The USA.

Jean-Paul AGON	member of the Board	Chairman and Chief Executive Officer, L’Oreal SA – Business address: 41 rue Martre – 92110 Clichy – France.

Siân HERBERT-JONES	member of the Board	Chief Financial Officer and Member of the Executive Committee, Sodexo Group – Business address: 255 quai de la bataille de Stalingrad, 92866 Issy les Moulineaux – France.

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During the last five years, none of L’Air Liquide S.A. or (to the knowledge of L’Air Liquide S.A.) the directors or executive officers of L’Air Liquide S.A. (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

ALIAD acquired the convertible Series C Preferred Stock using internal capital of the Air Liquide group.

Item 4.	Purpose of Transaction.

ALIAD acquired the Class C Preferred Stock as an investment and in order to support the business of the Issuer. ALIAD is entitled to designate a Director to the Issuer’s Board (see Item 5 below), and such Director will participate fully in the deliberations of the Board. However, at this time the filing persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The filing persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

On May 8, 2013, the Issuer and ALIAD entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Issuer agreed to issue and sell to ALIAD 10,431 shares of the Issuer’s Series C Redeemable Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), for an original issue price of $2,595,400 in cash.

The Series C Preferred Stock is convertible into shares of Common Stock, at an original conversion price equal to $0.248794 per share, at ALIAD’s option, (1) on or after May 8, 2014 or (2) upon any liquidation, dissolution or winding up of the Issuer, any sale, consolidation or merger of the Issuer resulting in a change of control, or any sale or other transfer of all or substantially all of the assets of the Issuer. The number of shares of Common Stock is determined by dividing the original issue price of $2,595,400 by the conversion price in effect at the time the shares are converted.

The Series C Preferred Stock has weighted average anti-dilution protection. Therefore, the conversion price is subject to adjustment in the event the Issuer issues additional shares of Common Stock for a consideration per share less than the Series C conversion price in effect immediately prior to such issue. Upon this occurrence, the conversion price shall be reduced to a price determined in accordance with a prescribed formula. Accordingly, with the exercise of 16,096,400 warrants at $0.15 occurring after the close of the Preferred Stock Sale, the Series C Preferred Stock conversion price was adjusted from $0.248794 per share to $0.236529 per share. Based on adjusted conversion price of $0.236529 per share if all shares of the Series C Preferred Stock were to be converted, such shares would be convertible in 10,971,890 shares of Common Stock.

Under the terms of the Purchase Agreement, for so long as ALIAD holds any shares of Series C Preferred Stock, it is entitled to designate one director to the Issuer’s Board of Directors. In the event the Series C Preferred Stock is converted into shares of Common Stock and ALIAD continues to hold at least 5% of the outstanding shares of Common Stock of the

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Issuer, or 50% of the shares of Common Stock held by ALIAD on an as-converted basis immediately following the issuance of the Series C Preferred Stock, ALIAD shall continue to be entitled to designate one director to the Issuer’s Board of Directors. The Purchase Agreement also provides ALIAD with the right to participate in certain future equity financings by the Issuer.

The Series C Preferred Stock ranks senior to the Common Stock with respect to rights upon the liquidation, dissolution or winding up of the Issuer. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, or other deemed liquidation event, as defined in the Securities Purchase Agreement, the holders of the Series C Preferred Stock will be entitled to be paid an amount per share equal to the greater of (i) the original issue price, plus any accrued but unpaid dividends or (ii) the amount per share that would have been payable had all shares of Series C Preferred Stock been converted to shares of common stock immediately prior to such liquidation event.

The Series C Preferred Stock is entitled to receive dividends at a rate of 8% per annum, based on the original issue price of $2,595,400, payable in equal quarterly installments in cash or in shares of Common Stock, at the Issuer’s option.

The Series C Preferred Stock votes together with the Common Stock on an as-converted basis on all matters.

The Series C Preferred Stock may not be redeemed by the Issuer until May 8, 2016. After that date, the Series C preferred Stock may be redeemed at the election of the holders of the Series C Preferred Stock or of the Issuer. If redeemed at the election of the holder, the redemption price will be equal to the Series C Original Issue Price per share, plus any accruing but unpaid dividends. If redeemed at the election of the Issuer, the redemption price for shares of Series C Preferred Stock shall be a per share price equal to the greater of (i) the Series C original issue price per share, plus any Series C accruing dividends accrued but unpaid thereon and (ii) the fair market value of a single share of Series C preferred stock as of the date of the redemption.

In connection with the Series C Preferred Stock investment, the Issuer and Axane, S.A. (“Axane”), a subsidiary of L’Air Liquide S.A., entered into transactions related to their HyPulsion S.A.S. joint venture (“Hypulsion”). HyPulsion was formed by the Issuer and Axane to develop and market hydrogen fuel cell systems for the European material handling market. Axane purchased a 25% ownership interest in HyPulsion from the Issuer for a cash purchase price of $3.3 million (euro 2.5 Million). The Issuer now owns 20% and Axane owns 80% of HyPulsion. The Issuer has the right to purchase an additional 60% of HyPulsion from Axane at any time between January 4, 2018 and January 29, 2018 at a formula price. If the Issuer exercises its purchase right, Axane will have the right, at any time between February 1, 2018 and December 31, 2021, to require the Issuer to buy the remaining 20% interest at a formula price.

The Issuer and HyPulsion also entered into an engineering service agreement under which, among other things, the Issuer will provide HyPulsion with engineering and technical services for a new fuel cell assembly line and manufacturing execution system. Under the service agreement, HyPulsion has paid the Issuer approximately $659,000 (Euro 500,000) in the aggregate for services to be performed by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 30, 2013, ALIAD and Raymond James & Associates (“Raymond James”) entered into a Rule 10b5-1 Sales Trading Plan (the “Sales Plan”). Upon the receipt by ALIAD of a quarterly dividend paid in shares of the Issuer’s common stock in respect of shares of Series C Preferred Stock held by ALIAD, Raymond James is required to sell such shares of the Issuer’s common stock pursuant to the Sales Plan and pay the cash proceeds thereof to ALIAD.

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Item 7.	Material to be Filed as Exhibits.

The following is filed as an exhibit to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.1	Securities Purchase Agreement dated as of May 8, 2013 by and between Plug Power Inc. and Air Liquide Investissements d’Avenir et de Démonstration.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

AIR LIQUIDE INVESTISSEMENTS D’AVENIR ET DE DÉMONSTRATION

By:	/s/ Eric Sebellin
	Name:	Eric Sebellin
	Title:	Directeur de la société

L’AIR LIQUIDE S.A.

By:	/s/ Maelys Castella
	Name:	Maelys Castella
	Title:	Directeur Financier adjoint

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Securities Purchase Agreement dated as of May 8, 2013, by and between Plug Power Inc. and Air Liquide Investissements d’Avenir et de Démonstration.